UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Maravai LifeSciences Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

56600D 107

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 56600D 107	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS Maravai Life Sciences Holdings 2, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 27,646,515 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 27,646,515 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,646,515 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.6% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)

Consists of 27,646,515 shares of the Issuer’s Class A common stock held directly by Maravai Life Sciences Holdings 2, LLC. All percentages calculated in this Schedule 13G are based upon an aggregate of 96,646,515 shares of Class A common stock outstanding as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission on November 23, 2020 in connection with its initial public offering.

13G

CUSIP No. 56600D 107	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS Maravai Life Sciences Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 160,974,129 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 160,974,129 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,974,129 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 62.5% (a) (b) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)

Consists of 160,974,129 shares of the Issuer’s Class A common stock issuable in exchange for common units (“Common Units”) of Maravai Topco Holdings, LLC held directly by Maravai Life Sciences Holdings, LLC. Common Units are convertible at the holder’s option into shares of the Issuer’s Class A common stock on a one-for-one basis.

(b)

The ownership calculation is based on the aggregate number of Common Units beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. All percentages calculated in this Schedule 13G are based upon an aggregate of 96,646,515 shares of Class A common stock outstanding as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission on November 23, 2020 in connection with its initial public offering.

13G

CUSIP No. 56600D 107	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS GTCR Fund XI/C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 27,646,515 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 27,646,515 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,646,515 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.6% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)

All percentages calculated in this Schedule 13G are based upon an aggregate of 96,646,515 shares of the Issuer’s Class A common stock outstanding as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission on November 23, 2020 in connection with its initial public offering.

13G

CUSIP No. 56600D 107	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS GTCR Fund XI/B LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 160,974,129 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 160,974,129 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,974,129 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 62.5% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)

The ownership calculation is based on the aggregate number of Common Units beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. All percentages calculated in this Schedule 13G are based upon an aggregate of 96,646,515 shares of Class A common stock outstanding as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission on November 23, 2020 in connection with its initial public offering.

13G

CUSIP No. 56600D 107	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS GTCR Co-Invest XI LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 160,974,129 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 160,974,129 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,974,129 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 62.5% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)

The ownership calculation is based on the aggregate number of Common Units beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. All percentages calculated in this Schedule 13G are based upon an aggregate of 96,646,515 shares of Class A common stock outstanding as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission on November 23, 2020 in connection with its initial public offering.

13G

CUSIP No. 56600D 107	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS GTCR Partners XI/A&C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 27,646,515 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 27,646,515 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,646,515 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.6% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)

All percentages calculated in this Schedule 13G are based upon an aggregate of 96,646,515 shares of Class A common stock outstanding as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission on November 23, 2020 in connection with its initial public offering.

13G

CUSIP No. 56600D 107	Page 8 of 19 Pages

1	NAMES OF REPORTING PERSONS GTCR Partners XI/B LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 160,974,129 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 160,974,129 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,974,129 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 62.5% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)

The ownership calculation is based on the aggregate number of Common Units beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, are treated as converted into shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person. All percentages calculated in this Schedule 13G are based upon an aggregate of 96,646,515 shares of Class A common stock outstanding as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission on November 23, 2020 in connection with its initial public offering.

13G

CUSIP No. 56600D 107	Page 9 of 19 Pages

1	NAMES OF REPORTING PERSONS GTCR Investment XI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 188,620,644 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 188,620,644 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,620,644 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 73.2% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)

The ownership calculation is based on 27,646,515 shares of Class A common stock and 160,974,129 Common Units beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, are treated as converted into shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person. All percentages calculated in this Schedule 13G are based upon an aggregate of 96,646,515 shares of Class A common stock outstanding as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission on November 23, 2020 in connection with its initial public offering.

13G

CUSIP No. 56600D 107	Page 10 of 19 Pages

Item 1(a)	Name of Issuer:

Maravai LifeSciences Holdings, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

10770 Wateridge Circle, Suite 200, San Diego, California 92121

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: (i) Maravai Life Sciences Holdings 2, LLC (“MLSH 2”), (ii) Maravai Life Sciences Holdings, LLC (“MLSH 1” and collectively with MLSH 2, the “MLSH Entities”) (iii) GTCR Fund XI/C LP, which controls the board of managers of MLSH 2 (iii) GTCR Fund XI/B LP, (iv) GTCR Co-Invest XI LP, which together with GTCR Fund XI/B LP, controls the board of managers of MLSH 1, (v) GTCR Partners XI/A&C LP, which is the general partner of GTCR Fund XI/C LP, (vi) GTCR Partners XI/B LP, which is the general partner of GTCR Fund XI/B LP, and (vii) GTCR Investment XI LLC, which is the general partner of each of GTCR Co-Invest XI LP, GTCR Partners XI/A&C LP and GTCR Partners XI/B LP. Collectively, the MLSH Entities, GTCR Fund XI/C LP, GTCR Fund XI/B LP, GTCR Co-Invest XI LP, GTCR Partners XI/A&C LP, GTCR Partners XI/B LP and GTCR Investment XI LLC are the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated February 11, 2021, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the GTCR Entities is 300 North LaSalle Street, Suite 5600, Chicago, IL, 60654

Item 2(c)	Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d)	Title of Class of Securities:

Class A common stock, par value $0.01 per share.

Item 2(e)	CUSIP Number:

56600D 107

13G

CUSIP No. 56600D 107	Page 11 of 19 Pages

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned as of the date hereof:

Pursuant to the Amended and Restated Certificate of Incorporation of the Issuer, MLSH 1 is entitled at its option to exchange Common Units into shares of Class A common stock on a one-for-one basis. MLSH 1 holds directly 160,974,129 Common Units and MLSH 2 holds directly 27,646,515 shares of the Issuer’s Class A common stock.

MLSH 1 and MLSH 2 are each managed by a board of managers. GTCR Fund XI/C LP controls the board of managers of MLSH 2. GTCR Fund XI/B LP and GTCR Co-Invest XI LP control the board of managers of MLSH 1. GTCR Partners XI/A&C LP is the general partner of GTCR Fund XI/C LP. GTCR Partners XI/B LP is the general partner of GTCR Fund XI/B LP. GTCR Investment XI LLC is the general partner of each of GTCR Co-Invest XI LP, GTCR Partners XI/A&C LP and GTCR Partners XI/B LP. GTCR Investment XI LLC is

13G

CUSIP No. 56600D 107	Page 12 of 19 Pages

managed by a board of managers (the “GTCR Board of Managers”) consisting of Mark M. Anderson, Craig A. Bondy, Aaron D. Cohen, Sean L. Cunningham, Benjamin J. Daverman, David A. Donnini, Constantine S. Mihas and Collin E. Roche, and no single person has voting or dispositive authority over the Class A common stock or Common Units held directly by MLSH 2 and MLSH 1, respectively. Each of GTCR Partners XI/A&C LP, GTCR Investment XI LLC and the GTCR Board of Managers may be deemed to share beneficial ownership of the shares held of record by MLSH 2, each of GTCR Partners XI/B LP, GTCR Investment XI LLC and the GTCR Board of Managers may be deemed to share beneficial ownership of the shares held of record by MLSH 1 and each of the individual members of the GTCR Board of Managers disclaims beneficial ownership of the shares held of record by MLSH 1 and MLSH 2 except to the extent of his pecuniary interest therein.

(b)	Percent of class: See response to Item 11 on each of the cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0 shares.

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each of the cover pages and Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of: 0 shares.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each of the cover pages and Item 4(a) above.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

13G

CUSIP No. 56600D 107	Page 13 of 19 Pages

Item 10	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

MARAVAI LIFE SCIENCES HOLDINGS, LLC

By:	/s/ Kevin Herde
Name:	Kevin Herde
Title:	Chief Financial Officer

MARAVAI LIFE SCIENCES HOLDINGS 2, LLC

By:	/s/ Kevin Herde
Name:	Kevin Herde
Title:	Chief Financial Officer

GTCR FUND XI/C LP

By:	GTCR Partners XI/A&C LP
Its:	General Partner

By:	GTCR Investment XI LLC
Its:	General Partner

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Principal

GTCR FUND XI/B LP

By:	GTCR Partners XI/B LP
Its:	General Partner

By:	GTCR Investment XI LLC
Its:	General Partner

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Principal

GTCR PARTNERS XI/A&C LP

By:	GTCR Investment XI LLC
Its:	General Partner

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Principal

GTCR CO-INVEST XI LP

By:	GTCR Investment XI LLC
Its:	General Partner

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Principal

GTCR PARTNERS XI/B LP

By:	GTCR Investment XI LLC
Its:	General Partner

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Principal

GTCR INVESTMENT XI LLC

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Principal